[letterhead of Luse Gorman Pomerenk & Schick]



(202) 274-2007                                                nquint@luselaw.com

March 9, 2005

Via EDGAR

Mr. Paul Cline
Senior Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                  Re:      Great Pee Dee Bancorp, Inc.
                           Form 10-KSB for the year ended June 30, 2004 Form 10-QSB for the period ended December 31, 2004 Commission File No. 000-23521
                           -----------------------------

Dear Mr. Cline:

         On behalf of Great Pee Dee Bancorp, Inc. (the "Company"), we are writing in response to the letter from the Securities and Exchange Commission (the "Commission") dated February 24, 2005. Set forth below are the Company's responses to the letter from the Commission.

1. The Company will revise its future filings in response to the comment. Please note that the Company does not retain servicing on loans sold, and does not securitize loans. Accordingly, the Company believes that the disclosures of paragraphs 10.35 and 10.36 of the AICPA Audit Guide for Depository and Lending Institutions are not applicable to the Company's filings with the Commission, but the Company will clarify its operations with respect to these activities in future filings.

2.       The Company will revise its future filings in response to the comment.

3.       The Company will revise its future filings in response to the comment.

4.       The Company will revise its future filings in response to the comment.

5.       The Company will revise its future filings in response to the comment.

6.       The Company will revise its future filings in response to the comment.

Mr. Paul Cline
March 9, 2005
Page 2


7.       The Company will revise its future filings in response to the comment.

8.       The Company will revise its future filings in response to the comment.

9.       The Company will revise its future filings in response to the comment.

10.      The Company will revise its future filings in response to the comment.

11.      The Company will revise its future filings in response to the comment.

12.      The Company will revise its future filings in response to the comment.

13.      The Company will revise its future filings in response to the comment.

14.      The Company will revise its future filings in response to the comment.

15.      The Company will revise its future filings in response to the comment.

16.      The Company will revise its future filings in response to the comment.

17.      The Company will revise its future filings in response to the comment.

         In connection with these responses, and as requested by the Commission, the Company acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     * * * *

Mr. Paul Cline
March 9, 2005
Page 2


         We trust that the above information is responsive to the staff's comments. Please direct any additional comments or questions to the undersigned at (202) 274-2007.

                                                  Sincerely,

                                                  /s/ Ned Quint

                                                  Ned Quint


cc:      Michael Volley, Securities and Exchange Commission
         Herbert W. Watts, President and Chief Executive Officer
         John J. Gorman, Esq.